CBL & Associates Properties, Inc.

CBL Center

2030 Hamilton Place Blvd., Suite 500

Chattanooga, TN 37421

September 18, 2024

Mr. Peter McPhun

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	CBL & ASSOCIATES PROPERTIES INC
Form 10-K for the year ended December 31, 2023
File No. 001-12494

On behalf of CBL & Associates Properties, Inc. (the “Company,” “our” or “we”), we are submitting this letter in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by email dated September 4, 2024. We have reproduced below the full text of the Staff’s comments in italics, each of which is followed by the Company’s corresponding response.

Form 10-K filed February 29, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations Leasing, page 50

1.
We note your disclosure on page 51 of average annual base rents per square foot (inclusive of the impact of any rent concessions) for the two prior fiscal years, and also your disclosure explaining the results from new and renewal leasing, which is disclosed in terms of gross rent per square foot. In future Exchange Act periodic reports, please also add disclosure regarding your new and renewal leasing in terms of base rent per square foot, inclusive of the impact of rent concessions, or advise. Additionally, in future Exchange Act periodic reports, please revise to add narrative or footnote disclosure describing the rent concessions and any material changes in amount or type.

We respectfully advise that our disclosure explaining the results from new and renewal leasing is inclusive of the impact of rent concessions as disclosed in the paragraph preceding the tabular disclosure on page 51. Rent concessions typically consist of periods of free rent at the start of a tenant’s lease term and/or temporary reductions of rent during a tenant’s lease term. Such rent concessions have historically not been material. We will revise future disclosures to describe the nature of any rent concessions, including a statement that rent concessions for the applicable periods were not material. If rent concessions are material for a period, we will describe any material changes in the amount or type of the rent concessions.

Item 9A. Controls and Procedures

Conclusion Regarding Effectiveness of Disclosure Controls and Procedures, page 63

2.
Please amend your filing to disclose management’s conclusion regarding the effectiveness of the Company’s disclosure controls and procedures. Refer to Item 307 of Regulation S-K.

In response to the Staff’s comment, we will file Amendment No. 1 on Form 10-K/A with a restatement of the full text of Item 9 to include language inadvertently omitted from Item 9A of the original filing stating management’s conclusion regarding the effectiveness of the Company’s disclosure controls and procedures. We propose to include in Amendment No. 1 on Form 10-K/A the following revised wording to the second paragraph in restated Item 9A under Conclusion Regarding Effectiveness of Disclosure Controls and Procedures in Item 9A. Controls and Procedures, with the revisions underlined.

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of its disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, as of the end of the period covered by this report. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective to ensure that the information required to be disclosed by the Company in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms, and is accumulated and communicated to our management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Note 7. Unconsolidated Affiliates, page 87

3.
Please disclose the name of, and your percentage ownership in, the common stock of each unconsolidated entity in accordance with ASC 323-10-50-3. To the extent that you have an investment in excess of 50% of the common stock of the entity, describe the rights of the joint venture partner that preclude you from consolidating the entity.

We considered the disclosure requirement in ASC 323-10-50-3 to provide the percentage ownership in our unconsolidated affiliates and concluded that combining the unconsolidated entities within the required disclosure was appropriate. Our disclosure in the Form 10-K for the year ending December 31, 2023 disclosed that we held investments in 26 unconsolidated affiliates accounted for using the equity method of accounting, that our ownership interests ranged from 33% to 100% and that 17 of the investments were owned in 50/50 joint ventures.

In reaching this conclusion, we considered that (i) we had investments in 26 unconsolidated affiliates and no individual equity method investment was material to the financial statements or considered significant pursuant to Regulation S-X with the total investment in unconsolidated affiliates representing approximately 3% of total assets; (ii) all investments in unconsolidated affiliates were investments in joint ventures that were developing or held and operated real estate assets (iii) the operations of all unconsolidated affiliates were similar in nature and (iv) all our equity method investments were in non-public entities and that disclosing the names of the individual unconsolidated affiliates would not provide investors with additional information that is meaningful.

We respectfully submit that beginning with our Form 10-Q for the period ending September 30, 2024, we will revise our disclosure to disclose disaggregated ranges of ownership interests and to disclose the number of investments held in each of these ranges. We respectfully advise that the disclosure at the beginning of Note 7 includes a description of the rights of our joint venture partners that preclude us from consolidating the investments in which our ownership exceeds 50%. The following represents the revised disclosure that we propose to include in our Form 10-Q for the period ending September 30, 2024 using information as of December 31, 2023 as an example and with the revisions underlined.

At December 31, 2023, the Company had investments in 24 entities, which are accounted for using the equity method of accounting. All investments in unconsolidated affiliates were similar in nature and the entities all were developing or held and operated real estate assets.

The Company had 3 unconsolidated affiliates with its ownership interests ranging from 33% to 49%, 17 unconsolidated affiliates owned in 50/50 joint ventures and 4 unconsolidated affiliates with ownership interests of 65%.

Although the Company had majority ownership of certain joint ventures during 2023, 2022 and 2021, it evaluated the investments and concluded that the other partners or owners in these joint ventures had substantive participating rights or the ability to direct the activities that most significantly affect the economic performance of VIEs, such as approvals of:

•
the pro forma for the development and construction of the project and any material deviations or modifications thereto;
•
the site plan and any material deviations or modifications thereto;

•
the conceptual design of the project and the initial plans and specifications for the project and any material deviations or modifications thereto;
•
any acquisition/construction loans or any permanent financings/refinancings;
•
the annual operating budgets and any material deviations or modifications thereto;
•
the initial leasing plan and leasing parameters and any material deviations or modifications thereto; and
•
any material acquisitions or dispositions with respect to the project.

As a result of these considerations, the Company accounts for these investments using the equity method of accounting.

Additionally, the Company had two wholly owned investments that were deconsolidated as a result of losing control when the properties went into receivership.

~~At December 31, 2023, the Company had investments in 26 entities, which are accounted for using the equity method of accounting. The Company's ownership interest in these unconsolidated affiliates ranges from 33% to 100%. Of these entities, 17 are owned in 50/50 joint ventures.~~

Should you have any questions or comments concerning this letter, please do not hesitate to contact the undersigned or Andy Cobb in my absence at (423) 855-0001, or our counsel Steve Barrett with Husch Blackwell LLP at (423) 757-5905.

Sincerely,

/s/ Benjamin W. Jaenicke
Benjamin W. Jaenicke
Executive Vice President -
Chief Financial Officer and Treasurer